Exhibit 26(d)(2): Adjustable Term Insurance Rider Form (Form No. R2026-9/04)
ADJUSTABLE TERM INSURANCE RIDER

This rider is a part of the policy to which it is attached if this rider is shown in the Schedule. This rider must be read with all policy provisions. This rider does not participate in our surplus earnings. The insured under this rider is listed in the Schedule. This rider has no loan value. There is no surrender charge applicable to this rider. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us. The owner of the policy is the owner of this rider.

THE DEATH BENEFIT. Subject to this rider's terms, we will pay the term death benefit in force on the date of the insured's death. This benefit is payable to the beneficiary.

The amount of term death benefit is the difference between the total death benefit and the base death benefit provided in the policy. Total death benefit depends on which death benefit option is in effect.

Option 1: If option 1 is in effect, the total death benefit is the greater of
The target death benefit; or
The account value multiplied by the appropriate factor from the Death Benefit Factors described in the Schedule.

Option 2: If option 2 is in effect, the total death benefit is the greater of:
The target death benefit plus the account value; or
The account value multiplied by the appropriate factor from the Death Benefit Factors described in the Schedule.

Option 3: If option 3 is in effect, the total death benefit is the greater of:
The target death benefit plus premiums received less partial withdrawals; or
The account value multiplied by the appropriate factor from the Death Benefit Factors described in the Schedule.

In no event will the term death benefit be less than zero while the policy is in force. It is also not increased or decreased by policy loan activity.

In your application for this rider you may request a pattern of increasing or decreasing target death benefits. The actual target death benefit is subject to our approval.

The target death benefit is shown in the Schedule attached to your policy. It may be a constant amount or it may change at the beginning of a policy year. The target death benefit may be reduced if there is a partial withdrawal. If a partial withdrawal reduces the stated death benefit, the target death benefit for the current year and all future years will be reduced by an amount equal to the reduction in the stated death benefit. You will receive a new Schedule reflecting the new target death benefit. See your policy for details. The stated death benefit is defined in your policy.

Any requested decreases in the stated death benefit in the policy will cancel any future scheduled increases in the target death benefit. We may choose not to cancel these increases upon submission of evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class.

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COST OF INSURANCE. The cost of insurance for this rider is determined on a monthly basis. The cost is added to the policy's monthly deduction from the account value as of each monthly processing date until this rider terminates. The cost of insurance rates will be determined by us from time to time and may differ from the cost of insurance rates applicable to the base policy coverage segments. The Company will refer to the issue age, gender and premium class of the insured as of the rider effective date as well as the duration since the rider effective date in applying its current rates for each insured. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for this rider multiplied by the death benefit (in thousands) for this rider. The monthly guaranteed maximum cost of insurance rates per $1,000 for this rider are shown in the Schedule on the applicable table of guaranteed rates attached to your policy.

INCONTESTABILITY. After this rider has been in force while the insured is alive for two years from the rider effective date, we will not contest the statements in the application for this rider attached at the time the rider is issued.

After this rider has been in force while the insured is alive for two years from the effective date of any applied-for increase in the amount of insurance, we will not contest the statements in the application for the increase.

After this rider has been in force while the insured is alive for two years from the effective date of any reinstatement of this rider, we will not contest the statements in the application for such reinstatement of this rider.

SUICIDE EXCLUSION. If the policy terminates for suicide, this rider will then terminate without value.

If the insured commits suicide, while sane or insane, within two years of the rider effective date, we will terminate this rider and make a limited payment to the beneficiary for the rider. We will pay in one lump sum the amount of the cost of insurance for this rider which was deducted from the policy.

If the insured commits suicide, while sane or insane, within two years of the effective date of an applied-for increase, we will terminate the increase and pay the cost of insurance associated with the increase.

MISSTATEMENT OF AGE OR GENDER. If the insured's age or gender has been misstated, the death benefit will be adjusted . Notwithstanding the Incontestability provision above, the death benefit will be that which the cost of insurance which was deducted from the policy value on the last monthly processing date prior to the death of the insured would have purchased for the insured's correct age and gender.

CHANGE IN AMOUNT OF COVERAGE. You may request that the target death benefit be increased or decreased by sending a written request to our Customer Service Center. A supplemental Schedule will be issued for any change in coverage.

Decreases in Amount of Coverage. Decreases are not allowed before the first rider anniversary. You may decrease the target death benefit only once each policy year. Any decrease in coverage may not be for an amount less than $1,000. Any requested decrease in target death benefit is subject to our approval. Our approval may be conditioned on eliminating any future increases to the target death benefit that are shown in the Schedule. A decrease in coverage will be effective as of the monthly processing date immediately following the date your written request is accepted by us. Any decrease in the total death benefit will first reduce adjustable term insurance before stated death benefit is reduced.

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Increases in Amount of Coverage. You may request an increase in the target death benefit after the first monthly processing date following this rider's effective date through attained age 85 (age 75 when the policy is issued as part of a group or sponsored plan. Any increase in coverage may not be for an amount less than $1,000. Any request for an increased death benefit will automatically be an increase to the stated death benefit as well as to the target death benefit unless you specifically request an increase only to the target death benefit. You may increase the target death benefit only once each policy year.

Any request for an increase of coverage must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class for this type of rider.

An increase in coverage will be effective as of the monthly processing date immediately following the date your written request is accepted by us.

TERMINATION. This rider will terminate on the earliest of:

a) The date the policy is surrendered or terminated;
b) The date the grace period ends without payment of the required premium;
c) The monthly processing date immediately following the date your written request to cancel this rider is received by us; or
d) The policy anniversary nearest the insured's 100th birth date.

Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the account value of the policy as of the date of the deduction.

REINSTATEMENT. If you reinstate your policy under the Reinstatement provision in the policy, this rider will be reinstated.

Signed for the company at Denver, Colorado

SECURITY LIFE OF DENVER INSURANCE COMPANY

/s/ Mark A. Tullis	/s/ Paula Cludray-Engelke
President	Secretary

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